3401 West End Avenue

Nashville, Tennessee 37203

Phone: (615) 269-1900

August 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	J. Alexander’s Holdings, Inc.

Amendment No. 1 to Form 10

Filed August 3, 2015

File No. 001-37473

Dear Mr. Dobbie:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 11, 2015 (the “Comment Letter”) addressed to J. Alexander’s Holdings, Inc. (“J. Alexander’s” or the “Company”), relating to the Information Statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1 to the above referenced Registration Statement on Form 10 the (“Registration Statement”).

In this response letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Exhibit 99.1

We note your response to our prior comment 8. Please expand upon your analysis provided in response to our prior comment to explain why you believe the issuance of the Class B Units in connection with the distribution does not result in the holders of FNFV Group common stock giving up value for the spun-off shares, even if the potential dilution or distributions may not take place immediately.

The Company advises the Staff that, as noted in our letter to the Staff dated July 31, 2015, the issuance of the Class B Units (the “Class B Units”) of J. Alexander’s Holdings, LLC (“JAX LLC”) is not initially dilutive to the stockholders of the Company, and in economic terms, may never be dilutive to them. Potential future dilution may result only upon the occurrence of the following events, and upon the satisfaction of the conditions set forth below:

(a)

Distribution. Pursuant to Section 5.2 of the Second Amended and Restated Limited Liability Company Agreement of JAX LLC, filed as Exhibit 3.3 to the Registration Statement (the “LLC Agreement”), the Class B Units will be entitled to distributions (other than tax distributions) from JAX LLC only after both (i) such Class B Units have vested in accordance with the Unit Grant Agreement under which they will be issued, and (ii) the other members of JAX LLC have received aggregate distributions, following the date of grant of such Class B Units, equal to the Hurdle Amount (as described below). Upon satisfaction of the foregoing conditions, and after holders of Class A Units have received distributions equal to 100% of their unreturned capital contributions, holders of Class B Units, together with holders of Class A Units, will receive pro rata distributions in accordance with their respective outstanding vested Class B Units. None of the Class B Units will vest upon issuance, but will vest one-third on each of the first, second and third anniversaries of the date of grant.

(b)

Liquidation. Pursuant to Section 11.3 of the LLC Agreement, distributions to holders of Class B Units upon liquidation of JAX LLC are subject to the conditions set forth in paragraph (a) above, and upon

U.S. Securities and Exchange Commission

August 27, 2015

satisfaction of such conditions, will be made in accordance with the distribution priority set forth in paragraph (a) above. Were JAX LLC to liquidate on the date of issuance of the Class B Units, holders of such Class B Units would not be entitled to any distribution, even if such Class B Units were fully vested, since proceeds of a hypothetical issuance date liquidation should not exceed the Hurdle Amount (see below).

(c)

Exchange for Common Stock. The Class B Units will not be exchangeable for shares of the Company’s common stock (“Common Stock”) immediately following their issuance, and it is possible that they may never become exchangeable for shares of Common Stock. Pursuant to Section 12.1 of the LLC Agreement, Class B Units can be exchanged for shares of Common Stock only to the extent of the “Class B Unit Exchange Price”. Because the Class B Unit Exchange Price is equal to the amount distributable with respect to a Class B Unit upon a hypothetical liquidation of JAX LLC, and, as discussed above, Class B Units are not entitled to any distribution upon a liquidation of JAX LLC until the conditions set forth in paragraph (a) above have been met, the initial Class B Unit Exchange Price will equal zero. Moreover, there is no certainty that the Class B Unit Exchange Price will have appreciated at the time the Class B Units vest or at any time thereafter.

The “Hurdle Amount” for the Class B Units has been designed to equal the fair market value of JAX LLC as of the grant date, which will be determined by reference to the market capitalization of the Company on the grant date. Pursuant to the LLC Agreement, the market capitalization of the Company will be calculated by multiplying (a) the number of shares of the Company’s Common Stock actually outstanding on such date by (b) the VWAP Price. The VWAP Price will be equal to the average of the daily VWAP of a share of Common Stock for the five (5) Trading Days immediately prior to such date, and the VWAP is the daily per share volume-weighted average price of the Common Stock in respect of the period from the open of trading on such day until the close of trading on such day.

In connection with the above-referenced filing by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter or the Comment Letter to W. Mark Levinson, Esq. at Fox Rothschild LLP, at (310) 228-2133. Thank you.

Sincerely,

J. ALEXANDER’S HOLDINGS, INC.

/s/ Lonnie J. Stout II,

President and Chief Executive Officer